FORM 6-K
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of November 2025
Commission File Number: 001-40394
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Similarweb Ltd.
(Translation of registrant’s name into English)
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33 Yitzhak Rabin Rd.,
Givatayim 5348303, Israel
(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ] Form 40-F [ ]
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

EXHIBIT INDEX

On November 12, 2025, Similarweb Ltd. will hold a conference call regarding its financial results for the third quarter ended September 30, 2025. A copy of the related press release is furnished as Exhibit 99.1 hereto.

Exhibit 99.1, other than the portions of Exhibit 99.1 under the caption "Financial Outlook", is hereby expressly incorporated by reference into the registrant’s registration statements on Form S-8 filed with the Securities and Exchange Commission on February 27, 2025 (File no. 333-285314), February 28, 2024 (File no. 333-277449), on March 23, 2023 (File no. 333-270793), on April 15, 2022 (File no. 333-264307) and on May 20, 2021 (File No. 333-256324) and registration statement on Form F-3 filed with the Securities and Exchange Commission on May 10, 2024 (File no. 333-279295).

Exhibit No.	Description

99.1	Press Release of Similarweb Ltd., dated November 11, 2025
99.2	Shareholder letter, dated November 11, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Similarweb Ltd.

Date: November 12, 2025	By:	/s/ Or Offer
Or Offer Chief Executive Officer